Eyegate Pharmaceuticals, Inc.

271 Waverley Oaks Road

Suite 108

Waltham, MA 02452

October 31, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Re:	EyeGate Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed August 31, 2016
File No. 333-213410

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), EyeGate Pharmaceuticals, Inc. (the “Company”) requests the withdrawal of the Company’s Registration Statement on Form S-3 originally filed on August 31, 2016, File No. 333-213410 (the “S-3 Registration Statement”). The Company has elected to withdraw the S-3 Registration Statement after receipt of a specific comment from the Securities & Exchange Commission (the “Commission”). No sales of the Company’s common stock have been or will be made pursuant to the S-3 Registration Statement.

The Company requests that in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the above-captioned registration statement be credited for future use. If you have any questions regarding this application, please contact our attorney, J. Fraser Collin, at (617) 345-3791.

Sincerely,

Eyegate Pharmaceuticals, Inc.

By: /s/ Stephen From

Stephen From

President and Chief Executive Officer

cc:	J. Fraser Collin, Esq., Burns & Levinson LLP